

07069461

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K



[X]ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 1-11037

A.Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

B.Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

**Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113**

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Index

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable



PricewaterhouseCoopers LLP
300 Atlantic Street
P.O.Box 9316
Stamford CT 06904-9316
Telephone (203) 539 3000
Facsimile (203) 539 3001

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 2006 and December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 3, effective for plan years ended after December 15, 2006, Financial Accounting Standards Board Staff Position, FSP Nos. AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans*, was required to be implemented. Therefore, the presentation of the 2005 and 2006 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

PricewaterhouseCoopers LLP

Stamford, Connecticut
June 20, 2007

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits
At December 31, 2006 and 2005

	December 31,	
Assets:	2006	2005
Investments, at fair value (Note 4)	$ 25,861,801	$ 20,547,571
Loans to participants, at cost	1,051,535	788,722
Total Investments	26,913,336	21,336,293
Contributions receivable:		
Participant	21,622	-
Employer	22,681	-
Total Receivables	44,303	-
Total Assets	26,957,639	21,336,293
Liabilities:		
Accrued liabilities	26,472	6,468
Contribution payable	11,347	33,413
Total Liabilities	37,819	39,881
Net Assets Available for Benefits at Fair Value	26,919,820	21,296,412
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 3)	59,017	59,567
Net Assets Available for Benefits	$ 26,978,837	$ 21,355,979

The accompanying notes are an integral part of these financial statements.

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2006

Additions to Net Assets

    Contributions:

Participant	$ 2,915,359
Employer	1,846,020
	4,761,379

    Investment income:

Net appreciation in fair value of investments (Note 4)	1,321,397
Dividends	1,339,414
Interest on participant loans	46,104
	2,706,915

Rollovers from other plans (Note 2)	901,645
Transfers from other plans (Note 7)	50,208
Total Additions to Net Assets	8,420,147

Deductions from Net Assets

Benefit payments to participants	2,560,951
Administrative expenses	150,284
Transfer to other plans (Note 7)	86,054
Total Deductions from Net Assets	2,797,289
Increase in Net Assets	5,622,858

Net Assets Available for Benefits

Beginning of year	21,355,979
End of year	$ 26,978,837

The accompanying notes are an integral part of these financial statements

Note 1 - Inception of the Plan

Interwest Home Medical, Inc., the predecessor company to Praxair Healthcare Services, Inc. (the "Company"), established a 401(k) Retirement Savings Plan on October 1, 1985. On July 1, 2002, that plan was adopted by the Company and renamed the Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan (the "Plan").

Note 2 - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions. The following information may not apply to employees covered under a bargaining unit agreement.

General

The Plan is a defined contribution plan and is administered by the Administration and Investment Committee for the Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan (the "Administrator"). The activities of the Administrator are overseen by the Board of Directors of the Company. The Trustee and recordkeeper of the Plan's assets is Fidelity Management Trust Company ("Fidelity"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility

All regular full-time employees (as defined in the Plan) of the Company and any affiliates that have adopted the Plan, are eligible to participate in the Plan. Part-time employees (as defined in the Plan) of the Company and its participating affiliates are eligible to participate in the Plan following their completion of certain minimum service requirements as set forth in the Plan.

Contributions

Participant contributions to the Plan are made through payroll deductions. Contributions for all Plan participants are calculated as a percentage of compensation (as defined in the plan). Non-highly compensated employees (as defined in the Internal Revenue Code (the "Code")) are allowed to contribute up to 40% of their eligible compensation on a before-tax or after-tax basis. Highly compensated employees (as defined in the Code) are allowed to contribute up to 25% of their compensation, of which 15% may be on a before-tax basis. The Plan must meet the actual deferral percentage tests in Section 401(k)(3)(A) of the Code or return excess contributions to participants. All participants' before-tax contributions are limited, however, to an indexed annual amount prescribed by the Internal Revenue Service (the "IRS"), which amounted to $15,000 in 2006 and $14,000 in 2005. All employees who are eligible to make deferrals under the Plan and who have attained age 50 before the close of the Plan year, may elect to make additional "catch-up" contributions for the Plan year. For 2006, the maximum catch-up contribution amount permitted under the Code was $5,000.

As of January 1, 2006, all newly hired eligible employees were automatically enrolled in the Plan at a pre-tax contribution rate of 3% of eligible compensation unless the employee affirmatively elects not to participate in the Plan or elects to participate at a different rate. Newly hired eligible employees may also voluntarily elect to enroll in the Plan with an effective date prior to the date they would otherwise be automatically enrolled. Prior to being automatically enrolled in the plan, each newly hired eligible employee will be provided a notice of the Plan's automatic enrollment provisions and is given a period of time during which to opt out of the Plan participation.

All participants, including those who are automatically enrolled, may change or suspend their level of Plan contributions at any time.

The Company makes matching contributions equal to 50% of the first 4% of compensation contributed by participants. The Company matching contributions are made to participants' accounts in a combination of 50% Praxair Inc. common stock and 50% cash invested according to participant direction. Effective December 1, 2005, these investment diversification restrictions on existing balances in the Praxair Employer Match Stock Fund were eliminated, and those existing balances were transferred to the Praxair Common Stock Fund. As a result, the Praxair Employer Match Stock Fund was eliminated.

In addition to the Company matching contributions described above, each pay period the Company makes a Company contribution on behalf of each eligible participant who has completed at least two years of service (as defined in the Plan) with the Company in an amount equal to 2% of the participant's eligible compensation (as defined in the Plan) for such pay period.

Vesting
Participants are fully vested in their own contributions, Company contributions (other than Company matching contributions) and rollover contributions at all times. All participants become fully vested in Company matching contributions after completing three years of service. Unvested Company matching contributions are forfeited upon employment termination. Under the Plan's provisions, forfeitures are used to offset Plan expenses or Company contributions.

Investment Options
Plan participants may, subject to certain restrictions, direct the investment of their Plan accounts among various investment options offered by the Plan listed below.

Mutual Funds
Common Trusts
Praxair Common Stock Fund*
Praxair Discounted Stock Fund* *(acquired at 95% of market price effective December 1, 2005; acquired at 90% of market price prior to December 1, 2005)*

*Party-in-interest

Participant contributions into the Praxair Discounted Stock Fund are limited to payroll deductions. No exchanges into the fund are allowed. Certain other restrictions apply to investments in the Praxair Discounted Stock Fund, as defined in the Plan's provisions. Participants are limited to a maximum of 12 sales per twelve-month period from the Praxair Common Stock Fund and one sale per twelve-month period from the Praxair Discounted Stock Fund.

Participants may change the amount or the investment direction of their contributions at any time.

Dividend Payout on Company Stock Funds
A dividend payout feature allows participants to elect to receive any future dividends from the Praxair Common Stock Fund and the Praxair Discounted Stock Fund in cash as taxable distributions, rather than having such dividends reinvested in the Plan. A portion of the Plan, consisting of the Praxair Common

Stock Fund and the Praxair Discounted Stock Fund, has been designated as an Employee Stock Ownership Plan ("ESOP"). This designation as an ESOP has no other effect on benefits under the Plan.

Withdrawals and Distributions
Plan participants may withdraw after-tax contributions from their account balances while working and in limited cases (as defined in the Plan's provisions), may withdraw before-tax contributions. Mandatory distributions from the Plan are required starting no later than April 1 of the year following the year in which a participant attains age 70½ or retires from service with the Company.

Loans
The Plan generally permits participants to borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their account balances. Participants are permitted to have two loans outstanding at any time. Certain other restrictions apply, as defined in the Plan's provisions.

Loans are repaid during fixed terms not to exceed five years (thirty years for principal home loans). Principal and interest is paid ratably through payroll deductions. The loans are collateralized by the balance in the participant's account and bear interest at fixed rates determined at loan inception. The loan interest rate is set quarterly at a rate equal to 1% less than the prime rate. Interest rates on loans outstanding as of December 31, 2006, ranged from 3.00% to 10.00% with various dates of maturity through 2012. A loan application fee of $35 is charged for each new loan.

Rollovers
Rollovers represent transfers of account balances of certain participant contributions into certain investments of the Plan from other qualified plans or individual retirement accounts.

Unclaimed Benefits and Forfeitures
The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at a time determined by the Administrator and will be distributed in a direct rollover to an individual retirement plan designed by the Administrator. However, the forfeiture will be restored to the Plan by the Administrator if such participant subsequently makes a valid claim for the benefit.

Under the Plan's provisions, forfeitures of non-vested Participants' Company contributions shall be applied at the Company's discretion, to pay the Plan's administrative expenses or reduce future Company contributions. Forfeited amounts of non-vested Company contributions totaled $56,211 and $34,260 in 2006 and 2005, respectively.

Note 3 - Summary of Significant Accounting Policies

Method of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

New Accounting Pronouncement
As described in Financial Accounting Standards Board Staff Position, FSP Nos. AAG INV-1 and SOP94-4-1, *Reporting of Fully Benefit – Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for

that portion of net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. Prior year balances have been reclassified accordingly. The Statement of Changes in Net Assets Available for Benefits is prepared on the contract value basis.

Payment of Benefits
Benefits are recorded when paid.

Participant's Account Activity
Participant accounts are credited with participant contributions, contributions from the Company, and an allocation of Plan earnings, which is based on participant account balances, and their accounts are charged for withdrawals and administrative expenses.

Investment Valuation and Income Recognition
Plan investments are reported at market value, based upon quoted market prices except for loans to participants carried at cost, which approximates fair value. However, the Fidelity Managed Income Portfolio II is stated at fair value in accordance with the provisions of the FSP. Market value represents contributions made plus earnings, less Plan withdrawals and administrative expenses. Funds are valued on a daily basis. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The fair value per unit of investments in common trusts is determined by each fund's trustee based on the fair value of the underlying securities within that fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates, of which the most significant is the fair value of investments.

Risks and Uncertainties
The Plan provides for various investment options that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect

participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Note 4 – Investments

Individual investments held by the Plan that exceed five percent of the Plan's net assets available for benefits at December 31, 2006 and 2005, respectively, are noted below:

	2006	2005
Fidelity MIP II Class 3 Fund (contract value - $4,981,201 and $4,063,687, respectively)	$ 4,922,184	$ 4,004,120
MSIFT U.S. Small Cap Value Portfolio	$ 2,683,865	$ 1,982,115
Praxair Common Stock Fund	$ 2,468,855	$ 1,557,565
Wellington TC Growth Portfolio	$ 2,334,410	$ 2,305,535
Fidelity International Discovery Fund	$ 2,278,211	*
Fidelity Equity-Income Fund	$ 1,907,598	$ 1,600,753
Vanguard Life Strategy Moderate Growth Fund	$ 1,852,126	$ 1,686,156
Spartan U.S. Equity Index Fund	$ 1,789,993	$ 1,384,538
MSIFT Core Plus Fixed Income Portfolio	$ 1,488,020	$ 1,458,244
Fidelity Magellan Fund	$ 1,418,323	$ 1,129,894

* Not Applicable, investment amount is below five percent

The Fidelity Managed Income Portfolio ("MIP") II Class 3 Fund, a commingled pool, is a stable value fund that may invest in investment contracts issued by insurance companies and other financial institutions, fixed income securities and money market funds and is presented in the financial statements at fair value and is adjusted to contract value because such investments are fully benefit-responsive investment contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value during the term of the contract. There is no reserve against the contract value for credit risk of the contract issuer or otherwise. The investment contract and fixed income security commitments are backed solely by the financial resources of the issuer. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. Certain events limit the ability of the Plan to transact at contract with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial termination or merger with another plan); (ii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary which cause a significant withdrawal from the plan. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable. The average yield based on actual earnings was approximately 5% and 4% at December 31, 2006 and 2005, respectively. The average yield based on interest credited to participants was approximately 4% at December 31, 2006 and 2005, respectively.

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31, 2006
Mutual Funds	$ 927,039
Praxair Common Stock Fund	220,768
Common Trusts	101,503
Praxair Discounted Stock Fund	72,087
	$ 1,321,397

Note 5 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 12, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since the date it was submitted to the Internal Revenue Service, the Plan Administrator and external counsel believe that in design and operation, it continues to operate in accordance with applicable law.

Note 6 - Plan Expenses

Administrative fees are paid by the Plan in accordance with Plan provisions and allocated to Plan participant accounts based upon account balances. Participants are charged an annual rate of 0.1% of their account balance on a monthly basis. These fees, which are accumulated and paid out of the Fidelity Cash Reserves Fund, are intended to cover all administrative expenses incurred by the Plan. To the extent deductions from participant accounts were insufficient to cover the total cost of the Plan in 2006, the difference was paid by the Company. Amounts paid by the Company for Plan expenses during the year were immaterial.

Note 7 – Transfers of Participants

Participant Plan account balances are reflected by the recordkeeper, Fidelity, as of the closing date per the financial statements. Participants who transfer between the Company and any of its affiliates during the Plan year have their respective balances reflected in the 401(k) plan of the Praxair entity by whom they are employed at year-end.

On June 15, 2004, the Company acquired 100% of the outstanding shares of Home Care Supply, Inc. Effective July 1, 2005, all of the then employees of Home Care Supply, Inc. became employees of the Company and the Home Care Supply, Inc 401(k) Plan (the "HCS Plan") was merged with and into the Plan. In connection with the merger, the account balances of the participants in the HCS Plan were transferred into the Plan through a trust-to-trust transfer and all participants in the HCS Plan became participants in the Plan. Total assets transferred from the HCS Plan to the Plan in connection with the merger were $6,689,737. The merger had no effect on the value of the HCS Plan participants' account balances.

Note 8 – Parties-in-Interest Transactions
Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments include shares of common stock of Praxair, Inc., therefore, these transactions qualify as party-in-interest transactions.

Note 9 – Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan's provisions to terminate the Plan at its sole discretion. Upon such termination, the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries).

Note 10 – Subsequent Events
Effective January 1, 2007, according to Federal Law, the Plan must allow participants to move any portion of their account invested in Company stock funds into other investment alternatives available under the Plan, without the imposition of any restrictions that are not also imposed by the Plan on the other available investment options. The Plan must allow participants to move any portion of their account invested in Praxair Common Stock Fund or the Praxair Discounted Stock Fund into any other investment alternatives available under the Plan, without the imposition of any restrictions not imposed by the Plan on other available plan investments. As a result, the Praxair Discounted Stock Fund was eliminated as of March 30, 2007. All existing balances in the Praxair Discounted Stock Fund were transferred to the Praxair Common Stock Fund as of March 30, 2007 and, thereafter, will be invested in accordance with each participant's investment directions. The trading limitations identified in Note 2 imposed on the Praxair Common Stock Fund were eliminated effective March 31, 2007; limitations on the Praxair Discounted Stock Fund were eliminated effective March 30, 2007.

Also effective March 31, 2007, the 50% of Praxair matching contributions that had been made to participants' accounts in the Praxair Common Stock Fund will be made in cash and will be immediately invested in accordance with the participants investment direction for the current diversified match.

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Fidelity MIP II Class 3 Fund****	Common/Collective Trust	**	$ 4,922,184
	MSIFT U.S. Small Cap Value Portfolio	Mutual Fund	**	2,683,865
*	Praxair Common Stock Fund	Stock Fund	**	2,468,855
	Wellington TC Growth Portfolio	Common/Collective Trust	**	2,334,410
*	Fidelity International Discovery Fund	Mutual Fund	**	2,278,211
*	Fidelity Equity-Income Fund	Mutual Fund	**	1,907,598
	Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund	**	1,852,126
	Spartan U.S. Equity Index Fund	Mutual Fund	**	1,789,993
	MSIFT Core Plus Fixed Income Portfolio	Mutual Fund	**	1,488,020
*	Fidelity Magellan Fund	Mutual Fund	**	1,418,323
	Columbia Acorn Fund Class Z	Mutual Fund	**	1,295,753
*	Praxair Discounted Stock Fund	Stock Fund	**	595,665
	PIMCO Emerging Markets Bond Fund	Mutual Fund	**	379,046
	Vanguard Life Strategy Income Fund	Mutual Fund	**	267,836
	International Index Fund	Common/Collective Trust	**	179,905
*	Fidelity Retirement Money Market***	Cash Equivalents	$ 11	11
	Total assets at fair value			25,861,801
	Adjustment from fair value to contract value for interest in common trust relating to fully-benefit responsive investment contracts - Fidelity MIP II Class 3 Fund			59,017
	Total investments, as adjusted			25,920,818
*	Participant Loans	Rates ranging 3.00% to 10.00%; maturities through 2012	**	1,051,535
	Total assets held for investment purposes			$ 26,972,353

* Party-in-interest
** Cost information is not required for participant-directed investments and, therefore, is not included
*** Fund is not an investment option
****Stated at fair value, with adjustment to contract value below

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Date: June 20, 2007   By: _____

James S. Sawyer,
Member of the Administration and Investment
Committee for the Praxair Healthcare Services, Inc.
401(k) Retirement Savings Plan

(On behalf of the Plan)

<u>CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-87274, 33-48478 and 333-81248) of Praxair, Inc. of our report dated June 20, 2007 relating to the financial statements of The Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Stamford, Connecticut
June 20, 2007

END